Exhibit (a)(1)(D)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Innotrac Corporation
at
$8.20 Net Per Share
by
Blue Eagle Acquisition Sub, Inc.
a wholly-owned subsidiary of
Blue Eagle Holdings, L.P.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY
TIME, ON FRIDAY, JANUARY 3, 2014, UNLESS THE OFFER IS EXTENDED.
December 4, 2013
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
We have been engaged by Blue Eagle Acquisition Sub, Inc., a Georgia corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Eagle Holdings, L.P., a Delaware limited partnership (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase all issued and outstanding shares of common stock, par value $0.10 (the “Shares”), of Innotrac Corporation, a Georgia corporation (“Innotrac”), at a price of $8.20 per Share, payable net to the seller in cash (the “Offer Price”), without interest and less applicable withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
The Offer is not subject to any financing condition. Consummation of the Offer is conditioned upon (i) there being validly tendered in the Offer and not validly withdrawn before the expiration of the Offer a number of Shares (which necessarily will not include the Covered Shares (as defined below) because Scott D. Dorfman, Innotrac’s Chairman of the Board, President and Chief Executive Officer, and related shareholders, who own the Covered Shares, have agreed not to tender them) that represents at least a majority of the Shares outstanding on a fully-diluted basis (assuming the issuance of all Shares that may be issued in respect of outstanding stock options) as of the expiration of the Offer, excluding the Shares beneficially owned by Mr. Dorfman, (ii) there being validly tendered in the Offer and not validly withdrawn before the expiration of the Offer a number of Shares that, together with the Covered Shares, represents at least a majority of the Shares outstanding on a fully-diluted basis as of the expiration of the Offer, (iii) expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iv) other customary conditions as described in the Offer to Purchase under the heading “The Offer — Section 11. Conditions of the Offer.” For purposes hereof, “Covered Shares” means the Shares owned by Mr. Dorfman and related shareholders that are subject to the Contribution and Support Agreement to which Mr. Dorfman and such related shareholders are party with Parent. Purchaser and Parent understand, based upon information provided by Mr. Dorfman, that the Covered Shares are deemed to be beneficially owned by Mr. Dorfman and represent all of the outstanding Shares beneficially owned by Mr. Dorfman.
The Offer and withdrawal rights will expire at 6:00 P.M., New York City time, on Friday, January 3, 2014, unless the Offer is extended.

Enclosed herewith are the following documents:
1.
  Offer to Purchase, dated December 4, 2013;
2.
  Letter of Transmittal to be used by stockholders of Innotrac in accepting the Offer and tendering Shares, including Form W-9;
3.
  Notice of Guaranteed Delivery; and
4.
  A printed letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 14, 2013 (the “Merger Agreement”), by and among Parent, Purchaser and Innotrac. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger, including, if required, a vote of Innotrac’s shareholders, Purchaser will be merged with and into Innotrac, with Innotrac surviving as a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each issued and outstanding Share (other than Shares held in the treasury of Innotrac or owned by Parent or Purchaser or held by shareholders who properly demand and perfect dissenters’ rights under the Georgia Business Corporation Code (as amended, the “GBCC”)) that was not tendered in the Offer will convert into the right to receive from Purchaser the Offer Price per share in cash, without interest and less any applicable withholding tax.
In connection with the Merger, Mr. Dorfman and related shareholders of Innotrac have entered into a Contribution and Support Agreement with Parent, pursuant to which such shareholders have agreed, subject to the terms and conditions of such agreement, to become limited partners of Parent and to contribute the Covered Shares to Parent. Immediately following such contribution, (1) Mr. Dorfman and the related shareholders have agreed to sell to Sterling Capital Partners IV, L.P. and SCP IV Parallel, L.P., an investment fund affiliated with Sterling Capital Partners IV, L.P., an aggregate of 32,883.62 preferred units in Parent acquired pursuant to such agreement, for an aggregate purchase price payable to Mr. Dorfman and the related shareholders of approximately $32.9 million (i.e., the amount that such shareholders would have received had they tendered 70% of their Shares in the Offer at $8.20 per Share), and (2) Parent will contribute the Covered Shares to Purchaser as a contribution to the capital of Purchaser (the contribution by Mr. Dorfman and related shareholders of the Covered Shares to Parent, together with the contribution by Parent of the Covered Shares to Purchaser, being referred to as the “Contribution”).
A special committee of Innotrac’s board of directors comprised solely of independent directors (the “Special Committee”) unanimously recommended to the board of directors of Innotrac that the board, and Innotrac’s board of directors, on the basis of such recommendation by the Special Committee, did unanimously (other than Mr. Dorfman, who abstained) (1) determine that it is in the best interests of Innotrac and its shareholders, and declare it advisable, to enter into the Merger Agreement, (2) approve the execution, delivery and performance by Innotrac of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (3) recommend that the shareholders tender their Shares in the Offer, and (4) recommend, in the event the Offer is terminated or Purchaser does not acquire at least 90% of the outstanding Shares through the Offer (including through the Contribution and any exercise of the Top-Up Option (as defined in the Merger Agreement)), that shareholders adopt the Merger Agreement and approve the Merger.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives written notice to Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) of its acceptance for payment of such Shares pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or a Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.
Purchaser is making the Offer to all holders of Shares other than Innotrac. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
In order to tender Shares pursuant to the Offer, a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of any book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal, should be sent to and timely received by the Depositary, and either certificates representing the tendered Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company should be delivered, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.
Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or as otherwise described in the Offer to Purchase under the caption “The Offer — Section 13. Fees and Expenses”) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your clients.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. The Offer and withdrawal rights will expire at 6:00 P.M., New York City time, on Friday, January 3, 2014, unless the Offer is extended.
If holders of Shares wish to tender their Shares, but it is impracticable for them to deliver their certificates representing tendered Shares or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration date of the Offer, a tender may be effected by following the guaranteed delivery procedures specified in the Offer to Purchase and the Letter of Transmittal.
Questions and requests for assistance or for additional copies of the enclosed materials may be directed to the Information Agent at the address and telephone number set forth below and in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser’s expense.
Very truly yours,

Nothing contained herein or in the enclosed documents shall render you or any other person the agent of Parent, Purchaser, Innotrac, the Information Agent, the Depositary or any of their affiliates, or authorize you or any other person to use any document other than the enclosed documents or make any representation on behalf of any of them with respect to the Offer not contained in the Offer to Purchase or the Letter of Transmittal.
The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com